Reply to the Attention of	Herbert (Herb) I. Ono
Direct Line	604.691.7493
Direct Fax	604.893.2398
Email Address	herbert.ono@mcmillan.ca
Our File No.	17309L-216647
Date	April 9, 2013

Via EDGAR Correspondence

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.

United States of America 20549-4628

Attention:	Sonia Bednarowski

Dear Sirs/Mesdames:

Re:	Vitran Corporation Inc.
Preliminary Proxy Statement on Schedule 14A
Filed: March 29, 2013
SEC File No.: 001-32449

Vitran Corporation Inc. (“Vitran” or the “Company”) has caused to be filed today with the Securities and Exchange Commission (the “SEC”), via the EDGAR system, Amendment No. 1 (the “Amended Proxy Statement”) to the Company’s preliminary proxy statement on Schedule 14A (as filed on March 29, 2013, the “Proxy Statement”) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”).

On March 18, 2013, Vitran’s Board of Directors (the “Board”) approved By-Law No. 8 as a general by-law of the Company. By-Law No. 8 replaces and repeals the Company’s former by-laws, By-Law No. 6, which had been adopted on May 27, 1987 and amended on February 7, 2005 and February 7, 2008, and By-Law No. 7, which had been adopted on July 16, 1987.

Pursuant to subsections 116(1) and 116(3) of the Business Corporations Act (Ontario) (the “OBCA”), By-Law No. 8 was effective as of the date it was approved by the Board. However, section 116(2) of the OBCA requires that all board approved by-laws be submitted to shareholders at the next meeting of shareholders and the shareholders may “confirm, reject or amend” the by-law. If the by-law is rejected at the next meeting, the by-law ceases to be effective from the date of the meeting.

In view of Rule 14a-4(a)(3) under the Exchange Act, the SEC has asked the Company to consider having its shareholders vote on individual resolutions to approve different provisions of By-Law No. 8 at the Company’s shareholders’ meeting scheduled to be held on May 15, 2013. This comment was re-issued after consideration by SEC Staff of our initial response letter dated April 3, 2013.

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April 9, 2013 Page 2

The Company has determined, with the benefit of legal advice, that the following revisions contained in By-Law No. 8 may be deemed of such significance in comparison to the other changes effected by By-Law No. 8 that the Amended Proxy Statement now provides for separate shareholder votes in respect thereto:

•

Section 4.16 of By-Law No. 8 governs the conduct of voting at meetings of the Board of Directors, and provides that all matters to be decided by the Board of Directors shall be decided by a majority of the votes cast on the matter. In the case of an equality of votes, the Chair of the meeting of the Board of Directors will no longer be entitled to a second or ‘casting’ vote. The Company’s prior general by-law provided the Chair of the meeting with a second or ‘casting’ vote. This change to remove the casting vote was in recognition of developments in recognized best practices in corporate governance.

•

Section 10.5 of By-Law No. 8 provides for advance notice to the Company in circumstances where nominations of persons for election to the Board of Directors are made by shareholders of the Company other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the OBCA or (ii) a shareholder proposal made pursuant to the provisions of the OBCA. The purpose of Section 10.5 is to foster a variety of interests of the shareholders and the Company by ensuring that all shareholders - including those participating in a meeting by proxy rather than in person - receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner.

The Company has determined, with the benefit of legal advice, that the balance of By-Law No. 8 consists of ministerial revisions being made in large part to ensure that the Company’s by-laws remain consistent with the OBCA (which has been amended in the period since the adoption by the Company of former By-Laws No. 6 and 7), and that it is therefore appropriate to ask the Company’s shareholders to approve the balance of By-Law No. 8 in a single resolution.

In order for By-Law No. 8 to be effective following the Meeting, the OBCA requires that the entirety of By-Law No. 8 be confirmed by shareholders at the Meeting. As a result, the Amended Proxy Statement makes clear that although three resolutions relate to confirming By-Law No. 8 and are being considered separately for purposes of voting, the approval of each of those resolutions is a condition precedent to the effectiveness of the other resolutions and no such resolution will be effective without the approval of the other resolutions.

In addition, the Amended Proxy Statement has been revised to reflect the resignation of Richard Gaetz as the President, Chief Executive Officer and a director of the Company on April 4, 2013, and the appointment of William Deluce, a current member of the Board, as interim President and Chief Executive Officer. These developments were disclosed in a broadly disseminated news release of the Company dated April 4, 2013, and in a current report on Form 8-K filed with the SEC on April 9, 2013.

April 9, 2013 Page 3

Finally, the Company has been advised by Computershare Investor Services Inc. (“Computershare”), in its capacity as the Company’s transfer agent, that Computershare’s template proxy form cannot accommodate “AGAINST” as a voting option for the second proposal. Accordingly, the Amended Proxy Statement has been revised to move up the proposal to appoint KPMG LLP as the Company’s auditor, and to authorize the directors to fix the auditor’s remuneration, so that it now forms the second proposal for consideration by the shareholders at the annual and special meeting of shareholders. This can be accommodated in Computershare’s template proxy form since the voting options for that proposal are either “FOR” or “WITHHOLD”, with the result that the ordering of the proposals in the proxy form remains consistent with that in the Amended Proxy Statement. The Company’s proxy form is now included as an attachment to the Amended Proxy Statement.

If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned.

Yours truly,

/s/ Herbert I. Ono

Herbert (Herb) I. Ono

HIO/

Attention:	Fayaz Suleman
CFO, Vitran Corporation Inc.